Exhibit 2.1

ASSET PURCHASE AGREEMENT

between

MOBILE DATA SYSTEMS, INC.

(the “Seller”)

and

MOJO DATA SOLUTIONS, INC.

(the “Purchaser”)

Dated as of September 27, 2013

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (“Agreement”), dated September 27, 2013 (“Effective Date”), by and between MOBILE DATA SYSTEMS, INC., a New York corporation located at 110 Lake Avenue South, Suite 35, Nesconset, New York 11767 (the “Seller”), and MOJO DATA SOLUTIONS, INC., a Puerto Rico corporation located at 2105 Plantation Village, Dorado, Puerto Rico 00646 Dorado, Puerto Rico 00646 (the “Purchaser”).

RECITALS

WHEREAS, the Seller has developed a patent pending solution to enable interactive, mobile advertising (the “Business”);

WHEREAS, the Seller desires to sell all of its Intellectual Property relating to the Business to the Purchaser, and the Purchaser desires to purchase all of the Intellectual Property relating to the Business from the Seller, upon the terms and conditions herein set forth;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I.

SALE OF ASSETS

1.1	Assets to be Sold. Upon the terms and conditions set forth in this Agreement, at the Closing (as defined in Section 1.5 below), Seller shall sell to Purchaser, and Purchaser shall buy from Seller, the following assets, each of which is listed in the corresponding schedules to this Agreement as identified below, which will be made current as of the Closing Date (collectively, the “Assets”):

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1.1.1 All of Seller’s rights to and interest in all of its Intellectual Property related to the Business, including without limitation those listed on listed on Schedule 1.1.1 as well as all computer programs in source code, object code, flow charts and other code in any format or media, and any and all related documentation (collectively “Technology”). “Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, divisions, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, slogans, trade names, corporate names, Internet domain names, other source identifiers, and rights in telephone numbers, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential, technical, and business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including source code, executable code, data, databases, and related documentation), (g) all material advertising and promotional materials, (h) all other proprietary rights, and (i) all copies and tangible embodiments thereof (in whatever form or medium);

1.1.2 The physical assets listed in Schedule 1.1.2; and

1.1.3 The contracts listed in Schedule 1.1.3 (“Assigned Contracts”).

1.2	Assets Excluded from Sale. The remaining assets of Seller shall be excluded from the sale by Seller to Purchaser except as described in Section 1.1 above:

1.2.1 The Seller’s company charter, minute books, shares transfer books, blank share certificates, and other documents relating to the organization, maintenance, and existence of the Seller,

1.2.2 Any cash and cash equivalents, including cash on hand or in bank accounts, certificates of deposit, commercial paper and securities,

1.2.3 any prepaid expenses,

1.2.4 any accounts receivable and notes receivable and books and records relating to such accounts receivable and notes receivable, or

1.2.5 any of the rights of the Seller under this Agreement

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1.3	Limited Assumption of Liabilities. Purchaser will assume no liabilities or obligations of Seller for performance under the Assigned Contracts that arise after the Closing Date. For the avoidance of doubt, Purchaser will not be liable for any obligation or breach by Seller occurring or arising prior to the Closing Date.

1.4	Purchase Price and Payment. As consideration for the sale of the Assets and other commitments of Seller set forth in this Agreement, Purchaser shall pay Seller consideration consisting of (i) One Hundred Ninety Thousand U.S. Dollars and No Cents ($190,000.00) (the “Closing Purchase Price”) and (ii) a promissory note for the principal amount of Eighty Thousand U.S. Dollars and No Cents ($80,000.00) bearing interest at the rate of 5% per year, maturing on the first anniversary of the date of issuance and convertible at any time and from time to time by the holder thereof into shares of common stock, par value $0.001 per share (the “Common Stock”) of the Purchaser for $0.05 per share (the “Promissory Note”). The Closing Purchase Price and the Promissory Note are collectively referred to in this Agreement as the “Purchase Price.”

1.5	Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place in escrow via facsimile exchange of documents at such place and on such date as the parties may mutually determine no later than three (3) business days following the satisfaction or waiver of all conditions set forth in this Agreement but in any event no later than November 20, 2013 (the “Closing Date”).

1.6	Seller Closing Deliverables. Seller shall deliver the following items to Purchaser at Closing:

1.6.1 A duly executed copy of this Agreement;

1.6.2 A duly executed unanimous written consent by the Board of Directors of the Seller and the holders of the majority of the voting capital stock of the Seller approving the transactions contemplated by this Agreement;

1.6.3 All of the Assets purchased, or in the case of Seller’s Intellectual Property or other intangible assets, such instruments as are necessary or desirable to document and transfer title to such Assets from Seller to Purchaser; provided, however, that all Intellectual Property shall be delivered to Purchaser by electronic means and, provided, further, that all tangible Assets will be transferred to Purchaser at a later date as determined and agreed by Purchaser and Seller and any computers or other tangible assets will have all Seller proprietary information removed prior to the transfer;

1.6.4 Executed counterparts of one or more assignments of Trademarks, Patents and/or other Intellectual Property rights in forms satisfactory to Purchaser covering Intellectual Property described in Schedule 1.1.1, in a form sufficient for recordation with the appropriate governmental body;

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1.6.5 Any and all certificates of title relating to personal property included within the Assets as set forth on Schedule 1.1.2;

1.6.6 All necessary consents for the Assigned Contracts listed on Schedule 1.1.3.

1.6.7 Such other bills of sale, endorsements, assignments and other good and sufficient instruments of conveyance and assignment, reasonably satisfactory in form to Purchaser and its counsel, as shall be necessary to consummate the transfer and sale of the Assets provided for in this Agreement and to assure Purchaser of ownership and enjoyment of the Assets;

1.6.8 A certificate signed a duly authorized officer of the Seller that the representations and warranties of Seller as set forth under Article II herein are true and correct as of the Closing Date.

1.6.9 Such other documents or instruments as Purchaser may reasonably request of Seller to carry out the intent of this Agreement.

1.7	Purchaser Closing Deliverables. Purchaser shall deliver the following items to Seller at Closing:

1.7.1 A duly executed copy of this Agreement;

1.7.2 duly executed unanimous written consent by the Board of Directors of the Purchaser and the holders of the majority of the voting capital stock of the Purchaser approving the transactions contemplated by this Agreement;

1.7.3 The Closing Purchase Price by certified check or wire transfer in immediately available funds;

1.7.4 The Promissory Note duly executed by the appropriate officer of the Purchaser; and

1.7.5 Such other documents or instruments as Seller may reasonably request of Purchaser to carry out the intent of this Agreement.

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ARTICLE II.

SELLER’S REPRESENTATIONS AND WARRANTIES

Except as set forth in the correspondingly numbered section of the Schedules, Seller represents and warrants to Purchaser that the statements contained in this Article are true and correct as of the date hereof and shall be true and correct through the Closing Date as if made on such date.

2.1	Organization of Seller. Seller is a corporation duly organized and validly existing with an “active” status under the laws of the State of New York.

2.2	Authorization of Transaction. Seller has full power and authority (including full corporate or other entity power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of Seller, enforceable in accordance with its terms and conditions. The execution, delivery and performance of this Agreement by Seller has been duly and effectively authorized and approved by its board of directors and all requisite corporate action has been taken subject to majority stockholder approval.

2.3	Non-contravention. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Seller is subject or any provision of the certificate of incorporation or bylaws of Seller, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Seller is a party or by which it is bound or to which any of its respective assets is subject (or result in the imposition of any lien upon any of the Assets), except where the violation, conflict, breach, default, acceleration, termination, modification, cancellation, failure to give notice, would not have a Material Adverse Effect and would not create a lien on the Assets. Seller does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the parties to consummate the transactions contemplated by this Agreement, except where the failure to give notice, to file, or to obtain any authorization, consent, or approval would not have a Material Adverse Effect. “Material Adverse Effect” means: (a) a material impact upon the Assets (financial in an amount equal to or greater than $10,000 or otherwise); (b) a material impairment of the ability of Seller to perform its obligations under this Agreement; or (c) a material impairment of the ability of Seller to perform or enforce its obligations or rights, respectively, with respect to any third party.

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2.4	Brokers’ Fees. Other than previously disclosed, the Seller does not have any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Purchaser could become liable or obligated.

2.5	Title to Assets. Except as set forth on Schedule 2.5, Seller has good and marketable title to all of the Assets, free and clear of any liens or restriction on transfer. The Assets comprise all assets necessary to operate the Business immediately after the Closing in substantially the same manner that the Business was operated immediately prior to the Closing.

2.6	No Subsidiaries. Seller does not have any subsidiaries.

2.7	Legal Compliance. Seller has complied with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder and including the Foreign Corrupt Practices Act, 15 U.S.C. 78dd-1, et seq.) of federal, state, local, and non-U.S. governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced (or, to the knowledge of Seller, threatened) against Seller alleging any failure so to comply.

2.8	Intellectual Property. To the knowledge of Seller, none of the Assets infringe upon, dilute, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties. To the knowledge of Seller, no third-party is currently infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated, the rights of Seller in any Assets.

2.9	Financial Statements. Attached as Schedule 2.9 hereto are financial statements related to the Business and the Acquired Assets (collectively, the “Financial Statements”) consisting of (A) the unaudited balance sheet of the Seller as of September 25, 2013 (the “Recent Balance Sheet”) and (B) the unaudited balance sheet of the Business as of December 31, 2012 and the related unaudited income statement for the twelve-month period then ended. The Financial Statements (a) are correct and complete in all material respects; (b) are prepared in accordance with the books and records of Seller on the accrual basis of accounting; and (c) fairly present, in all material respects, the assets, Liabilities, financial position, and results of operations of the Business as of the dates and for the periods indicated.

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2.10	Books and Records. All accounts, books, ledgers, and official and other records material to the Business have been properly and accurately kept and completed in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

2.11	Tax Matters. Seller has filed all federal, state, local and other tax returns which it has been required to file which relate to or might in any way affect the Assets. Each such return is true and accurate in all material respects. Seller has timely paid all taxes due with respect to the taxable periods covered by such tax returns and all other taxes (whether or not shown on any tax return).

2.12	Absence of Undisclosed Liabilities. Except as and to the extent specifically set forth on the face of the Recent Balance Sheet, the Seller does not have any Liabilities related to the Business, other than commercial Liabilities related to the Business incurred since the date of the Recent Balance Sheet in the ordinary course of business consistent with past practice.

2.13	Litigation. Seller is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge nor is it a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or non-U.S. jurisdiction or before any arbitrator related to the Business. To the knowledge of Seller, no such action, suit, proceeding, hearing, or investigation has been threatened against Seller related to the Business.

2.14	Disclosure. The representations and warranties contained in this Article II and the Schedules hereto do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained therein not misleading.

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ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the correspondingly numbered section of the Schedules, Purchaser represents and warrants to Seller that the statements contained in this Article are true and correct as of the date hereof and shall be true and correct through the Closing Date as if made on such date.

3.1	Organization of Seller. Purchaser is a corporation duly organized and validly existing with an “active” status under the laws of the Commonwealth of Puerto Rico.

3.2	Authorization of Transaction. Purchaser has full power and authority (including full corporate or other entity power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of Purchaser, enforceable in accordance with its terms and conditions. The execution, delivery and performance of this Agreement by Purchaser has been duly and effectively authorized and approved by its board of directors and all requisite corporate action has been taken subject to majority stockholder approval.

3.3	Non-contravention. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Purchaser is subject or any provision of the certificate of incorporation or bylaws of Purchaser, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Purchaser is a party or by which it is bound or to which any of its respective assets is subject. Purchaser does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the parties to consummate the transactions contemplated by this Agreement, except where the failure to give notice, to file, or to obtain any authorization, consent, or approval would not have a Material Adverse Effect.

3.4	Brokers’ Fees. The Purchaser does not have any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Seller could become liable or obligated.

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ARTICLE IV.

COVENANTS

4.1	Conduct of Seller Business. Except as authorized or permitted by this Agreement, from the Effective Date, Seller will conduct its business and operations according to its ordinary and usual course of business and materially consistent with past practices until Closing.

4.2	Use of Asset Sale Proceeds. Seller shall use the Cash Purchase Price for the repayment and satisfaction of the outstanding principal amount and accrued and payable interest of $189,995 (as of September 25, 2013) under that certain Loan Promissory Note (Loan #: D-2007-S-4-R), dated September 19, 2011, by and between Seller, as borrower,, and the Long Island Development Corporation, a New York State not-for-profit corporation having an office located at 400 Post Avenue, Suite 201A, Westbury, NY 11590 (the “Lender”) pursuant to that certain Loan Agreement (Loan #: D-2007-S-4-R), dated September 19, 2011, by and between the Seller and Lender, and the termination of the first priority security liens the Lender has on the Assets of the Seller.

4.3	No Material Adverse Effect. Seller agrees to immediately notify if there is a Material Adverse Effect to the Assets or to Seller prior to the Closing Date.

ARTICLE V.

CONDITIONS TO CLOSING BY PURCHASER

The obligation of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Purchaser’s waiver, at or prior to the Closing of each of the following conditions:

5.1	Representations and Warranties; Performance of Obligations; Closing Deliveries

5.1.1 Each of the representations and warranties made by Seller contained in this Agreement shall be materially true as of the Closing, except for changes permitted or authorized by this Agreement and except to the extent that any representation or warranty is made as of a specified date, in which case, such representation and warranty shall be true as of such date.

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5.1.2 Each of the obligations of Seller required by this Agreement to be performed by it at or prior to the Closing shall have been materially performed and complied with as of the Closing.

5.1.3 Each document required by Section 1.6 to be delivered by Seller shall have been delivered.

5.1.4 The Purchaser and representatives, including but not limited to, Patent Attorneys, shall have completed its due diligence investigation to the satisfaction of Purchaser.

5.2	Compliance with Laws. Seller has complied with local laws and regulations related to board of director resolutions, shareholder resolutions and consents, as required to consummate the transactions contemplated in this Agreement.

5.3	Absence of Litigation. No order, stay, injunction or decree of any court of competent jurisdiction or of an arbitrator shall have been issued and be in effect restraining or prohibiting the consummation of the transactions contemplated in this Agreement. No action, suit or proceeding before any court or any governmental or regulatory entity shall be pending (or threatened by any governmental or regulatory entity), and no investigation by any governmental or regulatory entity shall have been commenced (and be pending) seeking to restrain or prohibit (or questioning the validity or legality of) the consummation of the transactions contemplated by this Agreement.

5.4	No Material Adverse Effect. No event shall have occurred with respect to Seller, its business or properties that is reasonably expected to have a Material Adverse Effect on the Business.

ARTICLE VI.

CONDITIONS TO CLOSING BY SELLER

The obligation of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Seller’s waiver, at or prior to the Closing of each of the following conditions:

6.1	Representations and Warranties; Performance of Obligations; Closing Deliveries.

6.1.1 Each of the representations and warranties made by Purchaser contained in this Agreement shall be materially true as of the Closing, except for changes permitted or authorized by this Agreement and except to the extent that any representation or warranty is made as of a specified date, in which case, such representation and warranty shall be true as of such date.

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6.1.2 Each of the obligations of Purchaser required by this Agreement to be performed by it at or prior to the Closing shall have been materially performed and complied with as of the Closing.

6.1.3 Each document required by Section 1.7 to be delivered by Purchaser shall have been delivered.

ARTICLE VII.

TERMINATION AND ABANDONMENT

7.1	Termination. Except as specifically provided hereunder, this Agreement may not be terminated at any time prior to Closing:

7.1.1 by mutual written consent of Seller and Purchaser;

7.1.2 by Seller or Purchaser at any time after November 21, 2013(“Termination Date”),

7.1.3  by Purchaser, if there has been a breach by Seller of a representation or warranty contained in this Agreement or failure by Seller to perform any covenant or condition to closing the transactions contemplated under this Agreement and such breach or failure has not been waived by Purchaser or cured by Seller prior to Closing; or

7.1.4 by Seller, if there has been a breach by Purchaser of a representation or warranty contained in this agreement or failure by Purchaser to perform any covenant or condition to closing the transactions contemplated under this Agreement and such breach or failure has not been waived by Seller or cured by Purchaser prior to Closing.

7.2	Procedure and Effect of Termination. In the event of termination of this Agreement and abandonment of the contemplated transactions by any or all of the parties pursuant to Section 7.1, written notice shall promptly be given by the terminating party to the other party and, in such event, this Agreement shall terminate and the contemplated transactions shall be abandoned, without further action by any of the parties; provided, however, that the foregoing shall not be construed to deprive any party of any remedy under this Agreement or at law if this Agreement is terminated in violation of this Agreement or if it is terminated pursuant to Sections 7.1.3 or 7.1.4.

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ARTICLE VIII.

POST CLOSING CLAIMS

8.1	Survival of Representations, Warranties and Covenants. All representations, warranties, covenants and agreements of Seller made in this Agreement, or in any schedule to this Agreement, and the liabilities of Seller for the breach or inaccuracy of any such representation, warranty or promise shall survive the Closing for a period of one year from the Closing Date.

8.2	Indemnification.

8.2.1 Seller shall indemnify and hold harmless Purchaser from and against losses, damages, liabilities and claims (“Losses”) arising out of, based upon or resulting from: (i) any inaccuracy of any representation or warranty of Seller which is contained in this Agreement; or (ii) any breach or non-fulfillment by Seller of any covenants, agreements or other obligations contained in this Agreement. “Losses” shall include all reasonable fees, costs and expenses of any kind related to Losses, including without limitation, attorney’s fees.

8.2.2 Notwithstanding anything to the contrary set forth in this Agreement, Purchaser shall not make a claim for Losses until the aggregate dollar amount of all Losses that would otherwise be indemnifiable pursuant to Section 8.2.1 exceeds $30,000 (the “Basket Amount”), in which case Purchaser may make claims for indemnification for all Losses, including the Basket Amount.

8.3	Matters Involving Third Parties. If any third party notifies either party (the “Indemnified Party”) with respect to any matter (a “Third Party Claim”) which may give rise to a claim for indemnification against the other party (the “Indemnifying Party”) under this Article VIII, then the Indemnified Party shall promptly (and in any event within five business days after receiving notice of the Third Party Claim) notify the Indemnifying Party thereof in writing. The Indemnifying Party will have the right at any time to assume and thereafter conduct the defense of the Third Party Claim with counsel of its choice. Unless and until the Indemnifying Party assumes the defense of the Third Party Claim, the Indemnified Party may defend against the Third Party claim in any manner it may reasonably deem appropriate. In no event will the Indemnified Party consent to the entry of any judgment on or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party.

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ARTICLE IX.

MISCELLANEOUS

9.1	LIMITATION OF LIABILITY. IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES (INCLUDING LOSS OF PROFITS) WHETHER BASED ON CONTRACT, TORT OR ANY OTHER LEGAL THEORY, REGARDLESS OF WHETHER THE PARTY HAS BEEN ADVISED OF SUCH DAMAGES. IN NO EVENT SHALL EITHER PARTY’S LIABILITY UNDER THIS AGREEMENT EXCEED THE PURCHASE PRICE.

9.2	Amendment of Agreement. This Agreement may be amended or modified, and its terms, covenants or conditions may be waived, only by written agreement of the parties, or, in the case of a waiver, by a writing executed by the party waiving compliance.

9.3	Taxes. Seller is responsible for all income or capital gains taxes that may be due as a direct result of this Agreement or in connection with payments made by Purchaser under this Agreement. All other taxes assessed against or incurred by Seller in connection with this Agreement shall be borne by Seller and all other taxes assessed against or incurred by Purchaser in connection with this Agreement shall be borne by Purchaser.

9.4	Notices. Any notices or communication given pursuant to this Agreement by a party to the other party shall be in writing and delivered, upon receipt of transaction confirmation if sent by facsimile, or mailed by international courier service, postage prepaid (mailed notices shall be deemed given when duly mailed) to the address first written above or to the attention of such other persons at such other addresses as may have been furnished by a party to the other party in writing.

9.5	Governing Law. This Agreement shall be construed in accordance with the laws of Puerto Rico, exclusive of conflicts of law provisions. All disputes arising out of or in connection to this Agreement shall be submitted to the exclusive jurisdiction of the courts in Puerto Rico. Each of the parties to this Agreement irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated by this Agreement.

9.6	Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.7	Integration. The terms set forth in this Agreement and the schedules attached to this Agreement are intended by the parties as a final, complete and exclusive expression of the terms of their agreement and may not be contradicted, explained or supplemented by evidence of any prior written or oral agreement, representation or warranty or any consistent additional terms. The schedules and exhibits identified in this Agreement are incorporated herein by reference and made a part hereof.

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9.8	Headings. The headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

9.9	Further Assurances. Seller shall make available to Purchaser any records, documents and data retained by Seller and Purchaser shall make available to Seller any documents and data necessary to complete the transactions contemplated by this Agreement. Both parties shall execute, deliver and acknowledge all instruments of transfer and conveyance and do and perform all such other acts and things as either party may reasonably require more completely to consummate the transactions contemplated by this Agreement.

9.10	Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns; provided that in the event of assignment by Seller, Purchaser shall be required to make payment under this Agreement to only one agent.

9.11	Severability. If any term of this Agreement or its application in any circumstance is held invalid or unenforceable, the invalidity or unenforceability will not affect any other terms of this Agreement which can be given effect without the invalid or unenforceable term nor the applicability of that term in any other circumstance.

9.12	Representation by Counsel. The parties understand, represent and warrant that each party has read, fully understands and voluntarily accepts the terms of this Agreement.

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IN WITNESS WHEREOF, Seller and Purchaser have duly executed and delivered this Agreement as of the day and year first above written.

SELLER:

MOBILE DATA SYSTEMS, INC.

By:	/s/ JOSEPH SPITERI
Joseph Spiteri
Chief Executive Officer and President

PURCHASER:

MOJO DATA SOLUTIONS, INC.

By:	/s/ JOSEPH SPITERI
Joseph Spiteri
Chief Executive Officer and President

ASSET PURCHASE AGREEMENT SELLER SCHEDULES

Schedule 1.1.1 – Intellectual Property

All Intellectual Property relating to the Business of the Seller described below:

General Description to Intellectual Property of the Seller:

The MOJO tags system consists of four integral pieces:

1.	The Mobile Application(s) that reside on the mobile phone;
2.	The Content Server;
3.	The SQL Database; and
4.	The Campaign Manager.

Mobile Application. The Mobile Application is responsible for reading the media presented (Audio, Video, Image, and Touch) and extracting the hidden data. The Application then submits this data along with demographic and location data to the MOJO tags Content Server. The Application then processes the response from the Content Server and presents the payoff (i.e., the content that goes back to the Mobile Application).

Content Server. The Content Server is responsible for processing the submitted code and based on certain criteria determines where to query a response from. The query can be directed to the MOJO tags database or a third party customer database (i.e. Best Buy, Sears, etc.). Once a response is received, it is formatted and directed back to the Mobile Application that submitted the request.

SQL Database. The SQL Database is responsible for data processing and storage. The Content Server submits queries to the SQL Database by calling remote stored procedures. These stored procedures parse the data into its components parts. Demographic and location data are stored into the database and code payoff information is retrieved from the database. The database also receives remote procedure calls from the Campaign Manager in order to update code information or to report on code activity.

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Campaign Manager. The Campaign Manager is the user interface into the data storage. It allows users to customize the response to a particular code in the system. The Campaign Manager also allows users to generate reports on code usage, generate analytics and manage campaigns on a daily basis.

Patents pending

All Patent Applications have been submitted to:

Susan D. Betcher | Perkins Coie LLP

PHONE: 206.359.6088

E-MAIL: SBetcher@PerkinsCoie.com

Provisional #25783767 (FadeMark) – Appendix A

Provisional #26799021(Micro Laser) – Appendix B

Provisional #2565473 (FadeMark App) – Appendix C

Patent #3-0221 (Group Call to Action) – Appendix D

Trademarks

MOJO tags – to be filed

MediaMarks – to be re-filed if necessary

Audio Watermarking

License Agreements between Fraunhofer Gesellschaft zur Forderung der angewandten Forschung e.V. (“FhG”), located at Hannastrasse 27c, D-80686 Munchen, German and Mobile Data Systems, Inc. SIT Franhofer – Appendix E

Software

MOJO tags – iPhone and Android platforms

Website Domain Names

www.mojotags.com

www.mobiledatasys.com

Copyrights

The Seller does not own any copyrights.

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Schedule 1.1.2 – Physical Assets

Computers - (6) Dell PCs (2) Mac workstations

Office Supplies - miscellaneous

Servers – (2) Dell

UPSs – (10)

Desks (8) sets

Furniture – (1) couch and end table

Copiers (2)

Fax (1)

Printers – (3)

Tables – (1) Conference room table

Chairs – (12)

Cabinets – (4)

Telephones – (10)

Cell Phones – (8)

Content Management Platform – (1)

Schedule 1.1.3 – Assigned Contracts

License Agreements between Fraunhofer Gesellschaft zur Forderung der angewandten Forschung e.V. (“FhG”), located at Hannastrasse 27c, D-80686 Munchen, German and Mobile Data Systems, Inc. SIT Franhofer – Appendix E

Schedule 2.5 – Title to Assets

Long Island Development Corporation, a New York State not-for-profit corporation having an office located at 400 Post Avenue, Suite 201A, Westbury, NY 11590 (the “Lender”), has a first priority secured lien on all of the Assets of the Seller under that certain Loan Promissory Note (Loan #: D-2007-S-4-R), dated September 19, 2011, by and between the Seller and the Lender pursuant to that certain Loan Agreement (Loan #: D-2007-S-4-R), dated September 19, 2011, by and between the Seller and Lender.

The Lender has filed the following UCC Financing Statements and amendments:

Filing:	UCC Financing Statement #020821

Date filed:	May 7, 2007

Filing No:	2007050703634430

Debtor:	Mobile Data Systems, Inc.

Secured Party:	Long Island Development Corporation

Referral:	NYS Defense RLF Loan D-2007-S-4 to Mobile Data Systems, Inc.

Secured Property:	All personal property, including without limitation, all present and future accounts receivable, machinery & equipment (book value as of 12/31/06 $107,993), inventory (ray and finished), contract rights, instruments, chattel paper, intangibles, and/or fixtures, now existing or hereafter acquired to created, and all additions and accessions thereto and exchanges products and proceeds thereof now existing and hereafter acquired or created no matter where situated.

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Filing:	UCC Financing Statement Amendment #429883

Type:	Assignment to LIDC

Date filed:	September 19, 2011

Filing No:	2011091198311100

Debtor:	Mobile Data Systems, Inc.

Secured Party:	Long Island Development Corporation

Referral:	NYS Defense RLF Loan D-2007-S-4 to Mobile Data Systems, Inc.

Filing:	UCC Financing Statement Amendment #411726

Type:	Collateral added

Date filed:	April 6, 2011

Filing No:	201204068121330

Debtor:	Mobile Data Systems, Inc.

Secured Party:	Long Island Development Corporation

Referral:	NYS Defense RLF Loan D-2007-S-4 to Mobile Data Systems, Inc.

Filing:	UCC Financing Statement Amendment #411733

Type:	Continuation

Date filed:	April 6, 2011

Filing No:	201204068121405

Debtor:	Mobile Data Systems, Inc.

Secured Party:	Long Island Development Corporation

Referral:	NYS Defense RLF Loan D-2007-S-4 to Mobile Data Systems, Inc.

Schedule 2.9 – Financial Statements

Unaudited Balance Sheet as of September 25, 2013 and Unaudited Balance Sheet as of December 31, 2012 and Income Statement for year ended December 31, 2012 – Appendix F

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